Exhibit 99.6

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 13, 2023, AT 10:00 AM

Date, Time and Place: November 13, 2023, at 10:00 a.m., at the headquarters of JBS S.A. (“Company”), at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, in the city and state of São Paulo.

Call Notice: The call notice was sent by e-mail to the members of the Board of Directors, pursuant to Article 18 of the Company’s Bylaws.

Attendance: The necessary quorum for the Company’s Board of Directors’ Meeting to be installed was confirmed with the presence of all the board members, pursuant to Articles 15 and 18 of the Company’s Bylaws, namely: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva and Cledorvino Belini.

The meeting was also attended by Messrs. Gilberto Tomazoni, Global Chief Executive Officer, Wesley Mendonça Batista Filho, Chief Executive Officer of JBS USA, Guilherme Perboyre Cavalcanti, Global Chief Financial and Investor Relations Officer, Daniel Pitta, Chief Legal Officer and José Marcelo Martins Proença, Chief Compliance Officer, all of whom are Company employees, as well as Messrs. Fabian Junqueira and Rafael Santos, representatives of KPMG Auditores Independentes Ltda. (“KPMG”).

Presiding Board: Jeremiah O’Callaghan, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: (i) presentation of the current market overview and the operations of the Company and its subsidiaries, including the market overview for the period ended September 30, 2023; (ii) analysis of the Company’s Interim Financial Statements accompanied by the Independent Auditor’s Report for the period ended September 30, 2023 (“Financial Statements”); (iii) analyze the opinion expressed by the Company’s Statutory Audit Committee (“SAC”) on the Financial Statements; (iv) discuss the Independent Auditors’ Report on the Financial Statements (“Independent Auditor’s Report”) with the representatives of KPMG Auditores Independentes Ltda.; (v) discuss and resolve on the disclosure of the Company’s Financial Statements and the Independent Auditor’s Report referring to the period ended September 30, 2023; and (iii) other matters of interest to the Company.

Discussions and Resolutions:

(i) The meeting began with Messrs. Gilberto Tomazoni, Guilherme Perboyre Cavalcanti and Wesley Mendonça Batista Filho presenting an overview of the operations of the Company and its subsidiaries for the quarter ended September 30, 2023;

(ii) Subsequently, the members of the Board of Directors analyzed and discussed the Financial Statements;

(iii) Following, Mr. Carlos Hamilton Vasconcelos Araujo, Coordinator of the SAC, stated that the members of the SAC: (a) analyzed the Financial Statements; (b) monitored the audit work conducted by KPMG through inquiries and discussions; and (c) formally asked questions about relevant acts and transactions carried out by the Company’s Management included in the Financial Statements. Based on the review, the information, and the clarifications received, and considering the Auditor’s Report, the members of the SAC declared to have assessed the Company’s Financial Statements for the period ended September 30, 2023, highlighting the adoption of the accounting practices and in compliance with applicable rules, considering they are appropriate and reflect the Company’s information therein and recommending they be submitted for analysis by the Company’s Board of Directors.

(iv) Subsequently, Mr. Fabian Junqueira, representative of KPMG, presented the work performed by KPMG concerning the Financial Statements, underscoring the independence and the communications required by auditors, the fact that they did not diverge with the Company’s management and that, based on the audit work carried out, no evidence was identified regarding fraud or errors, conflicts of interest, significant deficiencies or materials weaknesses in internal controls, and that the contingency processes were reviewed by the independent auditors based on applicable review rules. Additionally, Mr. Fabian Junqueira also stated that no global matter was identified that could impact KPMG’s professional independence, that KPMG had access to all requested information, and no material adjustments were identified upon completion of the audit works. All questions asked by the Board members were duly answered by Mr. Fabian Junqueira;

(v) After the aforementioned facts, the Board members unanimously authorized the Company’s Management to disclose the Company’s Financial Statements for the period ended September 30, 2023;

(vi) Finally, Mr. Jeremiah O’Callaghan proposed changing the composition of the Diversity, Equity and Inclusion Committee.

After analyzing and discussing the matter, the Board members unanimously approved the change of the composition of the Diversity, Equity and Inclusion Committee, as shown below, with the other Advisory Committees to the Board of Directors remaining unchanged:

DIVERSITY EQUITY AND INCLUSION COMMITTEE:

NAME	ROLE ON THE COMMITTEE
JEREMIAH O’CALLAGHAN	COORDINATOR
CAMERON BRUETT	MEMBER
ALBA PETTENGILL	MEMBER
JURIANA SPERANDIO	MEMBER
MARCELA ROCHA	MEMBER
KÁTIA REGINA DE ABREU GOMES	MEMBER
LIEGE VERGILI CORREIA NOGUEIRA	MEMBER

Minutes in Summary Form: The Board of Directors authorized the drawing up of these minutes in summary with the omission of the signatures of the attendees, pursuant to Article 130, Paragraphs 1 and 2 of the Brazilian Corporate Law.

Closure: There being no further business to address, the Chair offered the floor to anyone who wished to speak and, as no one did, the meeting was adjourned for the drawing up of these minutes, which were then read, approved, and signed by all attendees.

Attending Board Members: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva and Cledorvino Belini.

This is a free English translation of the Minutes of the Board of Directors’ Meeting
drawn up in the Company’s records.

São Paulo, November 13, 2023.

Milena Hitomi Yanagisawa

Secretary

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